As filed on February 16, 1999

                                                                File No. 70-9341

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
               --------------------------------------------------

                             PRE-EFFECTIVE AMENDMENT
                                      NO. 2
                                     TO THE
                        FORM U-1 APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

                           New Century Energies, Inc.
                             1225 Seventeenth Street
                              Denver, CO 80202-5534

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
              ----------------------------------------------------

                           New Century Energies, Inc.

                 (Name of top registered holding company parent)
              ----------------------------------------------------

                          Teresa S. Madden, Controller
                           New Century Energies, Inc.
                             1225 Seventeenth Street
                           Denver, Colorado 80202-5534

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:
--------------------------------------------------------------------------------

William M. Dudley, Esq.                           William T. Baker, Jr., Esq.
New Century Services, Inc.                        Thelen Reid & Priest LLP
1225 Seventeenth Street                           40 West 57th Street
Denver, Colorado  80202-5534                      New York, New York  10019-4097
--------------------------------------------------------------------------------

     New    Century     Energies,     Inc.    ("NCE")    hereby    amends    its
Application/Declaration on Form U-1, docketed in File No. 70-9341, as previously amended by Pre-Effective Amendment No. 1, as follows:

1. By replacing the first paragraph (including footnote 3) of Item 1.B. (Proposed Modifications to Prior Orders; Applicability of Proposed Transactions to Pending and Future NCE Financing Applications) with the following:

                  As of December 31, 1997,  NCE's  aggregate  investment in EWGs and FUCOs, pro forma to include NCE's initial investments in Yorkshire Electricity and IPC, was approximately $375.2 million, and its average consolidated retained earnings were approximately $715.6 million. As of September 30, 1998, the aggregate investment figure was the same, and average consolidated retained earnings were approximately $677.8 million. NCE's aggregate investment, including Yorkshire Electricity and IPC, pro forma, is in excess of the 50% limit in Rule 53(a)(1).3 On the other hand, if NCE had authority to make aggregate investments in EWGs and FUCOs in an amount equal to 100% of its consolidated retained earnings using proceeds from its external financings or other credit-supported arrangements, NCE could have invested an additional $340.4 million as of December 31, 1997, or $302.6 million as of September 30, 1998.

         --------------------------
         3 The ratio of NCE's aggregate investment to its average consolidated retained earnings as of December 31, 1997, equaled 52.4% and as of September 30, 1998, equaled 55.4%. The event that caused the NCE system to exceed 50% of average consolidated retained earnings was the imposition of a U.K. government-mandated windfall tax on Yorkshire Electricity, which is discussed below, not a new investment.

2. By replacing Item 3.B.2.b.i. (Debt/equity ratios) with the following:

                    Debt (including short-term debt) ratios of the two major NCE
               Operating Companies - i.e., PSCo and SPS15A - are consistent with the industry range for A-rated electric utilities. The current industry average for A-rated electric utilities is approximately 55%.16 Cheyenne's debt ratio is somewhat higher due to significant capital expenditures being incurred to meet growing requirements of its utility operations.

Debt as % of Capitalization    1995            1996         1997         9/30/98
---------------------------    ----            ----         ----         -------

     PSCo                       51%             51%         50%*           52%
     SPS                        42%             49%          49%           47%
     CLFP                     61.8%           63.8%        68.5%         74.7%

         *        Restated to eliminate effect of U.K. Windfall Tax.

         ----------------------------
         15A PSCo's and SPS's unconsolidated total assets, before elimination entries, constitute approximately 72% and 29%, respectively, of NCE's consolidated total assets. In contrast, Cheyenne's assets constitute approximately 1% of NCE's consolidated total assets. The Commission has previously recognized the relatively small size of the Cheyenne system. See Merger Order at 34-35.

         16       Standard & Poor's Utility Financial Statistics (Nov. 1998).

     3. By replacing the table "PREFERRED STOCK RATINGS" in Item 3.B.2.b.iii. (Security ratings) with the following:

                             PREFERRED STOCK RATINGS
                             -----------------------

                            S&P                 Moody's           Duff & Phelps'
                          Rating                Rating                Rating
                          ------                -------           --------------

PSCo trust originated
  preferred securities     BBB+                  baa1                   A-

SPS trust originated
  preferred securities      A-                    aa3                   AA-

     4. By replacing the last sentence of Item 3.B.2.b.ii. (Earnings coverages) with the following:

                  Accordingly, the NCE Operating Companies should have more than adequate earnings coverages to permit the issuance of securities to third parties in amounts that will satisfy their external finance requirements in the foreseeable future.

     5. By replacing the fourth paragraph (numbered paragraph 3) of Item 3.C (Compliance with Rule 54) with the following:

                  3.       Consolidated   capitalization   ratios  as  of  the
         end  of  that  quarter   (including non-recourse and short-term debt
         reflected in the NCE consolidation);

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Pre-Effective Amendment No. 2 to the Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                                     NEW CENTURY ENERGIES, INC.



                                           By  /s/ Richard C. Kelly
                                             ----------------------------------
                                           Name:    Richard C. Kelly
                                           Title:   Executive Vice President and
                                                    Chief Financial Officer of
                                                    New Century Energies, Inc.


Date: February 16, 1999